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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             BIG SKY ENERGY CORP.
                               (Name of Issuer)



                                 COMMON STOCK
                        (Title of Class of Securities)



                                   089544100
                                (CUSIP Number)



                               December 31, 2006
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[   ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 089544-10-0


1. NAMES OF REPORTING PERSONS:
         Frank E. Holmes

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
         00-0000000

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a) [  ]
         (b) [  ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION:                    Canada

NUMBER OF                  5. SOLE VOTING POWER:            0
SHARES
BENEFICIALLY               6. SHARED VOTING POWER:          9,537,850 shares

OWNED BY
EACH                       7. SOLE DISPOSITIVE POWER:       0
REPORTING
PERSON WITH                8. SHARED DISPOSITIVE POWER:     9,537,850 shares


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:                                           9,537,850 shares


10. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                 [   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT
    IN ROW (11)                                             6.7%

12. TYPE OF REPORTING PERSON                                HC




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CUSIP No. 089544-10-0


1. NAMES OF REPORTING PERSONS:
          U.S. Global Investors, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
         00-0000000

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a) [  ]
         (b) [  ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION:                    Commonwealth of
                                                            Massachusetts

NUMBER OF                  5. SOLE VOTING POWER:            0
SHARES
BENEFICIALLY               6. SHARED VOTING POWER:          9,537,850 shares

OWNED BY
EACH                       7. SOLE DISPOSITIVE POWER:       0
REPORTING
PERSON WITH                8. SHARED DISPOSITIVE POWER:     9,537,850 shares


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:                                           9,537,850 shares


10. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                 [   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT
    IN ROW (11)                                             6.7%

12. TYPE OF REPORTING PERSON                                IA



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ITEM 1.

(a) NAME OF ISSUER:                     Big Sky Energy Corp.

(b) ADDRESS OF ISSUER'S
PRINCIPAL EXECUTIVE OFFICES:            Suite 750, 440-2 Avenue S.W.
                                        Calgary
                                        Alberta, Canada T2P5E9

ITEM 2.

(a) NAME OF PERSON FILING:              Frank E. Holmes
(b) ADDRESS OF PRINCIPAL                7900 Callaghan Road
BUSINESS OFFICE                         San Antonio, Texas 78229
(c) CITIZENSHIP:                        Canada

(a) NAME OF PERSON FILING:              U.S. Global Investors, Inc. ("USGI")
(b) ADDRESS OF PRINCIPAL                7900 Callaghan Road
BUSINESS OFFICE                         San Antonio, Texas 78229
(c) CITIZENSHIP:                        Texas

(d) TITLE OF CLASS OF SECURITIES:       Common Stock (no par value) ("Shares")

(e) CUSIP NUMBER:                       089544 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 17 CFR SECTION 240.13d-1(b) OR
SECTION 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [  ] Broker or dealer registered under section 15 of the Act
         (15 U.S.C. 78o).

(b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X ] An investment adviser in accordance with 17 CFR 240.13d-1(b)(1)(ii)(E);

(f) [  ] An employee benefit plan or endowment fund in accordance with 17 CFR
         Section 240.13d-1(b)(1)(ii)(F);

(g) [X ] A parent holding company or control person in accordance with 17 CFR
         Section 240.13d-(1)(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [  ] Group, in accordance with 17 CFR Section 240.13d-1(b)(1)(ii)(J).


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ITEM 4. OWNERSHIP.


The responses to Items 5-11 of the respective cover pages of Mr. Holmes and USGI are hereby incorporated by reference in response to Items 4(a)-(c).

USGI is the manager of investment accounts (the "Funds") that hold in the aggregate 9,537,850 Shares. None of the Funds individually own greater than five percent of the Shares. Mr. Holmes is the chief executive officer and controlling shareholder of USGI. Because of their direct and indirect control of the investment and voting decisions of the Funds, USGI and Mr. Holmes may be deemed the beneficial owners of the Shares, but disclaim such beneficial ownership except to the extent of their pecuniary interest in the Shares.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 4 above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2007.


                             FRANK E. HOLMES


                             /s/ Susan B. McGee
                             ---------------------------------------------------
                             (Signature) By: Susan B. McGee, Power of Attorney



                             US GLOBAL INVESTORS INC.
                             By: Susan B. McGee
                                 President, General Counsel


                             /s/ Susan B. McGee
                            ---------------------------------------------------
                            (Signature)




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                                   EXHIBIT A


                            JOINT FILING AGREEMENT


         We, the undersigned, hereby express our agreement that the attached
Schedule 13G, and any amendments thereto, is filed jointly on behalf of each of us pursuant to Rule 13d-1(k) of the Exchange Act.

Dated as of: February 14, 2007.

                             FRANK E. HOLMES


                             /s/ Susan B. McGee
                             ---------------------------------------------------
                             (Signature) By: Susan B. McGee, Power of Attorney



                             US GLOBAL INVESTORS INC.
                             By: Susan B. McGee
                                 President, General Counsel


                             /s/ Susan B. McGee
                            ---------------------------------------------------
                            (Signature)